Exhibit 3.1
AMENDMENT TO THE BYLAWS OF
ISABELLA BANK CORPORATION
     The Bylaws of Isabella Bank Corporation are hereby amended effective August 27, 2009, by making the following change:
     Article III, Section 6, is amended to read as follows:
Section 6. Retirement of Directors. Members of the Board of Directors will retire from the Board at the completion of the month in which they attain seventy (70) years of age. The foregoing language notwithstanding, members of the Board of Directors who attain seventy (70) years of age during calendar year 2010 shall retire from the Board effective January 1, 2011.
     The foregoing amendment was duly approved by the Board of Directors of Isabella Bank Corporation on August 27, 2009.

Debra Campbell, Secretary